Exhibit 99.6

Volaris Reports a 2% Increase in Passengers and an 80% Load Factor for March 2014

Mexico City, Mexico April 9, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for March 2014.

The total number of booked passengers in March 2014 reached 723 thousand, a 1.7% increase compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 2.0% year over year in March 2014. Volaris registered a load factor of 80.4% in March 2014. Volaris’ capacity in March 2014, measured in Available Seat Miles (ASMs) increased only 6.3% year over year. This result reflects the Company’s capacity management discipline and the ability to flex its network growth up in a period of strong demand and flex down when demand is low.

As opposed to March 2013, Holy week, one of the most active travel weeks in Mexico, will happen in April of 2014.

The following table summarizes Volaris’ traffic results for the month.

	March 2014	March 2013	Variance		Three Months Ended March 2014	Three Months Ended March 2013	Variance
RPMs (Millions)
Domestic	545	533	2.3%		1,639	1,476	11.0%
International	188	186	1.3%		575	524	9.7%

Total	733	719	2.0%		2,214	2,000	10.7%

ASMs (Millions)
Domestic	679	647	4.9%		2,044	1,857	10.1%
International	233	210	10.6%		698	618	12.9%

Total	911	857	6.3%		2,742	2,475	10.8%

Load Factor
Domestic	80.3%	82.3%	(2.1	) pp	80.2%	79.5%	0.7	pp
International	80.9%	88.3%	(7.4	) pp	82.4%	84.8%	(2.4	) pp

Total	80.4%	83.8%	(3.4	) pp	80.7%	80.8%	(0.1	) pp

Passengers (Thousands)
Domestic	594	586	1.3%		1,768	1,609	9.8%
International	129	124	3.7%		394	351	12.0%

Total	723	711	1.7%		2,161	1,961	10.2%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 100 and its fleet from four to 46 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris is recognized as one of the leading new companies in the country. Among other awards it has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com